Netfin Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

July 29, 2019

VIA EDGAR

Anuja A. Majmudar

Attorney-Advisor

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Re:        Netfin Acquisition Corp.

Registration Statement on Form S-1

Filed July 11, 2019, as amended

File No. 333-232612

Dear Ms. Majmudar:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Netfin Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 30, 2019, or as soon thereafter as practicable.

Please call Sarah Ross of Winston & Strawn LLP at (212) 294-4781 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

NETFIN ACQUISITION CORP.

By: /s/ Marat Rosenberg

Name: Marat Rosenberg

Title: President

cc:    Sarah Ross, Winston & Strawn LLP